# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Verano Holdings Corp., CIK 0001848416
CUSIP: 92338D101
Title of class of securities: Class A subordinate voting shares
Address of issuer's principal executive offices: 224 West Hill Street, Suite 400, Chicago, Illinois (IL), 60610
Date of event which requires filing of this statement: 08/27/2025
Amends the filing with accession number 0001493152-24-050467
Filed by CIK 0001935777
Persons authorized to receive notices and communications: George Archos, 224 West Hill Street,, Suite 400, Chicago, Illinois (IL), 60610, 312-265-0730

## Reporting persons
- Archos George Peter (CIK 0001935777): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 26,555,192; shared voting power 0; sole dispositive power 26,555,192; shared dispositive power 0; aggregate amount beneficially owned 26,555,192 (7.3% of the class)
  Comment: Aggregate amount owned by Mr. Archos includes 8,843 Class A Subordinate Voting Shares of the Issuer ("Subordinate Voting Shares") underlying stock options granted to Mr. Archos under the Verano Holdings Corp. Stock and Incentive Plan (the "Plan"), which are currently exercisable. Each stock option is exercisable for Class B Proportionate Voting Shares of the Issuer ("Proportionate Voting Shares"). Any awards granted under the Plan may be settled in Subordinate Voting Shares in lieu of Proportionate Voting Shares based on a ratio of 100 Subordinate Voting Shares for each Proportionate Voting Share, which is the intention of the board of directors of the Issuer, and as such, the information with respect to such stock options and the Plan is denominated solely in Subordinate Voting Shares applying such exchange ratio. Assuming the conversion to Subordinate Voting Shares, the exercise price of the stock options is $24.10 ($34.30 Canadian dollars) as of August 27, 2025. The percentage is calculated based on an aggregate of 361,788,756 Subordinate Voting Shares outstanding (consisting of (i) 361,779,913 Subordinate Voting Shares outstanding as of August 27, 2025, plus (ii) 8,843 Subordinate Voting Shares underlying exercisable stock options granted to Mr. Archos under the Plan).
- Archos Capital Group, LLC: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 4,420,790; shared voting power 0; sole dispositive power 4,420,790; shared dispositive power 0; aggregate amount beneficially owned 4,420,790 (1.2% of the class)
  Comment: The percentage is calculated based on 361,779,913 Subordinate Voting Shares outstanding as of August 27, 2025.
- Copperstone Trust: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Illinois (IL); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 1,817,688; shared voting power 0; sole dispositive power 1,817,688; shared dispositive power 0; aggregate amount beneficially owned 1,817,688 (0.5% of the class)
  Comment: The percentage is calculated based on 361,779,913 Subordinate Voting Shares outstanding as of August 27, 2025.
- GP Management Group, LLC: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 5,733,816; shared voting power 0; sole dispositive power 5,733,816; shared dispositive power 0; aggregate amount beneficially owned 5,733,816 (1.6% of the class)
  Comment: The percentage is calculated based on 361,779,913 Subordinate Voting Shares outstanding as of August 27, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A subordinate voting shares
Name of issuer: Verano Holdings Corp.
Address of issuer's principal executive offices: 224 West Hill Street, Suite 400, Chicago, Illinois (IL), 60610
Comment: This Amendment No. 5 on Schedule 13D (this "Schedule 13D/A") amends the original Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 6, 2022 by George Archos, Archos Capital Group, LLC, an Illinois limited liability company ("Archos Capital"), Copperstone Trust, an Illinois trust ("Copperstone"), GP Management Group, LLC, an Illinois limited liability company ("GP Management"), 3PLGK, LLC, an Illinois trust ("3PLGK"), and The George P. Archos Irrevocable Trust, an Illinois trust (the "Trust"), as previously amended and supplemented by (i) Amendment No. 1 to Schedule 13D filed with the SEC on May 1, 2023 by Mr. Archos, Archos Capital, Copperstone, GP Management, 3PLGK and the Trust, (ii) Amendment No. 2 to Schedule 13D filed with the SEC on September 18, 2023 by Mr. Archos, Archos Capital, Copperstone and GP Management, (iii) Amendment No. 3 to Schedule 13D filed with the SEC on December 29, 2023 by Mr. Archos, Archos Capital, Copperstone and GP Management and (iv) Amendment No. 4 to Schedule 13D ("Amendment No. 4") filed with the SEC on December 17, 2024 by Mr. Archos, Archos Capital, Copperstone and GP Management (collectively, the "Prior Schedule"). Unless otherwise defined herein, capitalized terms used in this Schedule 13D/A have the meanings ascribed to them in the Prior Schedule. Unless amended or supplemented below, the information in the Prior Schedule remains unchanged. This Schedule 13D/A is being filed to disclose a disposition of shares by certain Reporting Persons and the entry into the Limited Release (defined below) in connection with the Loan Agreement.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Prior Schedule is hereby amended by incorporating the information in Item 4 of this Schedule 13D/A by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Prior Schedule is hereby amended by replacing the disclosure added to Item 4 of the Prior Schedule pursuant to Amendment No. 4 with the paragraph below in order to clarify that Archos Capital did not transfer ownership of 4,420,790 Subordinate Voting Shares to the CLUT (defined below) in December 2024 as was previously erroneously reported. The Reporting Persons effectuated a similar transfer, but with GP Management as the transferor, and have promptly filed this report. For charitable and estate planning purposes of Mr. Archos, on August 27, 2025, GP Management, which is controlled by Mr. Archos, transferred beneficial ownership of 4,420,790 Subordinate Voting Shares to an irrevocable grantor charitable lead unitrust (the "CLUT") which pays out payments to designated charitable and noncharitable recipients. None of the Reporting Persons received consideration for this transfer. The CLUT is not controlled by any of the Reporting Persons, and the Reporting Persons do not otherwise have voting or dispositive power over the shares that have been transferred to the CLUT. Such shares are no longer beneficially owned by any of the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of August 27, 2025, (i) Mr. Archos may be deemed to beneficially own 26,555,192 Subordinate Voting Shares, which represents approximately 7.3% of the outstanding Subordinate Voting Shares (including 8,843 Subordinate Voting Shares underlying stock options granted to Mr. Archos under the Plan, which are currently exercisable), (ii) Archos Capital may be deemed to beneficially own 4,420,790 Subordinate Voting Shares, which represents approximately 1.2% of the outstanding Subordinate Voting Shares, (iii) Copperstone may be deemed to beneficially own 1,817,688 Subordinate Voting Shares, which represents approximately 0.5% of the outstanding Subordinate Voting Shares, and (iv) GP Management may be deemed to beneficially own 5,733,816 Subordinate Voting Shares following the disposition reported herein, which represents approximately 1.6% of the outstanding Subordinate Voting Shares. Such percentages are calculated based on (a) with respect to Mr. Archos, 361,788,756 Subordinate Voting Shares outstanding (consisting of (i) 361,779,913 Subordinate Voting Shares outstanding as of August 27, 2025, plus (ii) 8,843 Subordinate Voting Shares underlying exercisable stock options granted to Mr. Archos under the Plan) and (b) with respect to the other Reporting Persons, an aggregate of 361,779,913 Subordinate Voting Shares outstanding as of August 27, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The following sets forth the Reporting Persons' sole and shared voting and dispositive power of Subordinate Voting Shares as of August 27, 2025: George Archos has sole voting and dispositive power over 26,555,192 Subordinate Voting Shares. Mr. Archos controls the other Reporting Persons, and as such, the Subordinate Voting Shares owned by Reporting Persons other than Mr. Archos are included in Mr. Archos' 26,555,192 Subordinate Voting Shares. Archos Capital has sole voting and dispositive power over 4,420,790 Subordinate Voting Shares. Copperstone has sole voting and dispositive power over 1,817,688 Subordinate Voting Shares. GP Management has sole voting and dispositive power over 5,733,816 Subordinate Voting Shares. No Reporting Person has additional shared voting or dispositive power over any Subordinate Voting Shares.
Transactions in the class effected during the past sixty days: Other than as reported herein, none of the Reporting Persons have effected any transactions in the Subordinate Voting Shares in the 60 days preceding the date hereof.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons previously reported that, pursuant to the Loan Agreement, as collateral for the loan, the lenders under the Loan Agreement perfected a lien on the Subordinate Voting Shares held by Mr. Archos, Copperstone Trust, Archos Capital and GP Management (together and for purposes of this section, the "Co-Borrowers").

On August 27, 2025, the Reporting Persons entered into a Limited Consent and Release with certain lenders party to the Loan Agreement (the "Limited Release"). Pursuant to the Limited Release, the lien on the Subordinate Voting Shares of the Co-Borrowers was released, apart from 2,500,000 Subordinate Voting Shares held by Archos Capital.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Ex. 1 Joint Filing Agreement (incorporated by reference from to Exhibit 99.1 to Amendment No. 2 to this Schedule 13D filed on September 18, 2023).

## Signatures
- Archos George Peter: /s/ George Archos, George Archos (08/29/2025)
- Archos Capital Group, LLC: /s/ George Archos, George Archos/Member (08/29/2025)
- Copperstone Trust: /s/ George Archos, George Archos/Trustee (08/29/2025)
- GP Management Group, LLC: /s/ George Archos, George Archos/Manager (08/29/2025)